[iPass Letterhead]

VIA EDGAR

December 17, 2009

Ms. Kathleen Collins

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	iPass Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 16, 2009

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Filed November 6, 2009

File No. 000-50327

Dear Ms. Collins:

iPass Inc. is electronically transmitting this letter to the Staff of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated November 20, 2009, with respect to iPass’ Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed by iPass with the Securities and Exchange Commission on March 16, 2009, and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, filed by iPass with the Securities and Exchange Commission on November 6, 2009.

This letter will confirm that iPass intends to file its written response to the Staff’s comment letter no later than Tuesday, December 22, 2009. Please contact me at (650) 232-4371, or Timothy Moore of Cooley Godward Kronish LLP at (650) 843-5690, with any questions or comments.

Sincerely,

/s/ William Garvey
William Garvey
Vice President and General Counsel